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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  At Road, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04648K105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 1 OF 8 PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      KRISH PANU
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           3,210,000
       EACH       --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             0
                  --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        3,210,000
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,210,000

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [X]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.9%(1)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Based on 46,497,107 shares of common stock of the issuer outstanding as of December 31, 2001.
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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 2 OF 8 PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      NINA PANU
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           3,210,000
       EACH       --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             0
                  --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        3,210,000
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,210,000

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [X]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.9%(1)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(1) Based on 46,497,107 shares of common stock of the issuer outstanding as of December 31, 2001.


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 3 OF 8 PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      THE KRISH AND NINA PANU 2000 FAMILY TRUST
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA

--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           3,210,000
       EACH       --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             0
                  --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        3,210,000
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,210,000

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [X]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.9%(1)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------

(1) Based on 46,497,107 shares of common stock of the issuer outstanding as of December 31, 2001.


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 4 OF 8 PAGES
------------------------                               -------------------------

ITEM 1(a).     NAME OF ISSUER:

               At Road, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               47200 Bayside Parkway, Fremont, CA  94538

ITEM 2(a).     NAME OF PERSON FILING:

               (i) Krish Panu, Trustee of The Krish and Nina Panu 2000 Family Trust

               (ii) Nina Panu, Trustee of The Krish and Nina Panu 2000 Family Trust

               (iii)  The Krish and Nina Panu 2000 Family Trust ("The Panu
                      Trust")

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Krish Panu
               47200 Bayside Parkway, Fremont, CA  94538

               Nina Panu
               47033 Palo Amarillo Drive, Fremont, CA  94539

               The Panu Trust
               47033 Palo Amarillo Drive, Fremont, CA  94539

ITEM 2(c).     CITIZENSHIP:

               Krish Panu and Nina Panu are US citizens.

               The Panu Trust is a California trust.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               04648K105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.



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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 5 OF 8 PAGES
------------------------                               -------------------------

ITEM 4.  OWNERSHIP.

      (a)   Amount Beneficially Owned:

            3,175,000 shares of Common Stock are owned of record and beneficially by The Panu Trust, a revocable California trust. Krish Panu and Nina Panu share power to vote or to direct the vote and power to dispose or to direct the disposition of the shares of stock owned by The Panu Trust.

      (b)   Percent of Class: 6.9%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote 0

            (ii)  shared power to vote or to direct the vote 3,210,000

            (iii) sole power to dispose or to direct the disposition of 0

            (iv)  shared power to dispose or to direct the disposition of
                  3,210,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit A attached hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable.

ITEM 10. CERTIFICATION.

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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------------------------                               -------------------------
CUSIP NO. 04648K105                  13G                       PAGE 6 OF 8 PAGES
------------------------                               -------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 5, 2002
                                             -----------------------------------
                                                           Date

                                                       /s/ KRISH PANU
                                             -----------------------------------
                                                         Krish Panu

                                                       /s/ NINA PANU
                                             -----------------------------------
                                                         Nina Panu


                                             THE KRISH AND NINA PANU 2000 FAMILY
                                             TRUST

                                             By        /s/ KRISH PANU
                                                --------------------------------
                                                       Krish Panu, Trustee



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------------------------                               -------------------------
CUSIP NO. 04648K105                  13G                       PAGE 7 OF 8 PAGES
------------------------                               -------------------------

                                    EXHIBIT A

                 ITEM 8 - IDENTIFICATION OF MEMBERS OF THE GROUP

Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

      (i)   Krish Panu,

      (ii)  Nina Panu, and

      (iii) The Krish and Nina Panu 2000 Family Trust.

Information about each such member is set forth in Schedule 13G above.



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------------------------                               -------------------------
CUSIP NO. 04648K105                  13G                       PAGE 8 OF 8 PAGES
------------------------                               -------------------------

                                    EXHIBIT B

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file this Schedule 13G on behalf of each of the undersigned.

                                                    February 5, 2002
                                             -----------------------------------
                                                           Date

                                                       /s/ KRISH PANU
                                             -----------------------------------
                                                         Krish Panu

                                                       /s/ NINA PANU
                                             -----------------------------------
                                                         Nina Panu


                                             THE KRISH AND NINA PANU 2000 FAMILY
                                             TRUST

                                             By        /s/ KRISH PANU
                                                --------------------------------
                                                       Krish Panu, Trustee